Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS Board of Directors Approves US$137.1 Million Proposed Sale of Equity Interests in Unimos Microelectronics (Shanghai)

Hsinchu, Taiwan, December 21, 2023 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced the Company's Board of Directors has approved the proposed US$137.1 million sale of the equity interests in Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) by the Company’s wholly-owned subsidiary, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”).

Under the proposed agreement, ChipMOS BVI will sell its entire remaining 45.0242% equity interests in Unimos Shanghai to Suzhou Oriza PuHua ZhiXin Equity Investment Partnership(L.P.) and 10 other local Chinese investment management companies. Total consideration under the proposed all-cash sale of RMB 979.3 million (approximately NT$4.29 billion or approximately US$137.1 million) will be paid to ChipMOS BVI in two installments, with the second installment to be paid six months after the first installment. The estimated loss upon disposal is expected to be approximately NT$41.8 million, but the actual profit and loss figure will vary according to the reported amount of the actual trading day and the exchange rate.

S.J. Cheng, Chairman of ChipMOS, commented, “This transaction is inline with our focus on supporting customers in higher growth end-markets as a leading OSAT provider. Our Board of Directors approved the proposed sale of all equity interests in Unimos Shanghai to even better align our asset base with the Company's global business strategy, while also further improving the Company’s financial strength and competitiveness as the transaction proceeds will be used for future medium and long-term operational development. We continue to benefit from content expansion and broader market growth within several high-growth markets, including automotive electronics, 5G, intelligent home devices and AI applications, led by the continued expansion of our high-end test platform. We remain committed to investing in R&D and developing core technologies to meet customers’ evolving requirements while enhancing our competitiveness and business strength.”

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements:

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.